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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.1)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

227443 108
(CUSIP Number)

March 11,  2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1.	Names of Reporting Persons:

S. Gene Cauley Child College Education Irrevocable Trust
 	 27-6425132

2. 	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) 	[_]
(b) 	[_]
  	NOT APPLICABLE

3. 	SEC Use Only:


4. 	Citizenship or Place of Organization:   Arkansas


Number of Shares Beneficially by Owned by Each Reporting Person With:

5. 	Sole Voting Power: 	369,151 SHARES


6. 	Shared Voting Power: 	NOT APPLICABLE


7. 	Sole Dispositive Power: 	369,151 SHARES


8. 	Shared Dispositive Power: 	NOT APPLICABLE


9. 	Aggregate Amount Beneficially Owned by Each Reporting Person:

 369,151 SHARES

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):

  	NOT APPLICABLE

11. 	Percent of Class Represented by Amount in Row (9):  3.0%


12. 	Type of Reporting Person (See Instructions):    OO (Other) Trust



CUSIP No. 227443 108


1.	Names of Reporting Persons:     Rick Ferguson


2. 	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) 	[_]
(b) 	[_]
  	NOT APPLICABLE

3. 	SEC Use Only:


4. 	Citizenship or Place of Organization:   Arkansas


Number of Shares Beneficially by Owned by Each Reporting Person With:

5. 	Sole Voting Power: 	369,151 SHARES


6. 	Shared Voting Power: 	NOT APPLICABLE


7. 	Sole Dispositive Power: 	369,151 SHARES


8. 	Shared Dispositive Power: 	NOT APPLICABLE


9. 	Aggregate Amount Beneficially Owned by Each Reporting Person:

369,151 SHARES

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):

  	NOT APPLICABLE

11. 	Percent of Class Represented by Amount in Row (9):   3.0%


12. 	Type of Reporting Person (See Instructions):    IN (Individual)

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SCHEDULE 13G

Introductory note: This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed by the Reporting
Persons pursuant to Rule 13d-2 of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13G, as originally filed by the Reporting Persons on March 3, 2011, to report that the Reporting Persons have ceased to own more than five percent of the class of securities.

This Amendment No. 1 relates to the common stock of Cross Border Resources, Inc. (the "Company" or the "Issuer").
Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings set forth in the Schedule 13G. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 4	 	Ownership:

Reference is hereby made to Items 5-9 and 11 of the cover page of this Amendment No. 1, which Items are incorporated by reference herein.
The 369,151 shares to which this Amendment No. 1 relates (the "Shares") are owned by the S. Gene Cauley Child College Education Irrevocable Trust, for which Mr. Ferguson serves as trustee. Mr. Ferguson, as trustee, may therefore be deemed to beneficially own the Shares for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, insofar as he may be deemed to have the power to direct the voting or disposition of those Shares.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Ferguson is the beneficial owner of the Shares and he disclaims beneficial ownership as to the Shares.

Item 5	 	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].





SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2011

/s/ Rick Ferguson
Name: Rick Ferguson